UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 1-15177
Digital Angel Corporation
(Exact name of registrant as specified in its charter)
490 Villaume Avenue, South St. Paul, Minnesota 55075
(651) 455-1621
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $.005 par value
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☑
Approximate number of holders of record as of the certification or notice date: 1
Pursuant to the requirements of the Securities Exchange Act of 1934, Digital Angel Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Digital Angel Corporation
Date: January 10, 2008	By:	/s/ Lorraine M. Breece
		Name:	Lorraine M. Breece
		Title:	Vice President and Acting Chief Financial Officer